Exemptive No. 82-34865

SUPPL

AFRICA ISRAEL INVESTMENTS LTD **T053**
Registry Number 520005067 **Public**
Securities of the corporation are registered for trading on the Tel Aviv Stock Exchange

Transmission date: 21/08/2005
Ref: 2005-01-042775

05011574

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: JACQUES@AFRICA-ISRAEL.COM

SEC MAIL RECEIVED PROCESSING SEP 23 2005 WASH. D.C. 213 SECTION

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel Aviv Stock Exchange
www.tase.co.il

IMMEDIATE REPORT ON EVENT OR MATTER DEVIATING FROM THE CORPORATION'S ORDINARY BUSINESS

Regulation 36(A) of the Securities Regulations (Periodic and Immediate Reports), 5730-1970
Nature of event: Profit from the offering of a related company in the U.S.A.

1.	*Further to the Company's immediate report dated July 28, 2005, regarding the results of the public offering of the shares of Alon USA Energy Inc ("Alon USA") (a subsidiary of Alon Israel Oil Company Ltd. ("Alon"), a related company of the Company, in which the Company holds some 26.1% of the issued share capital), the Company hereby provides notice that, based on data submitted to it today, by Alon, with regard to the capital gain to be registered in Alon's books in respect of the offering of Alon USA, the Company is expected to record in its books a net capital gain in the amount of approx. NIS 130 million (in respect of the Company's part in Alon's said capital gain). The said capital gain shall be included in the Company's financial statements as at September 30, 2005.*

2

Date and time at which the corporation first learned of the event or the matter:

- 21/08/2005 at 12:00 hours

PROCESSED
SEP 30 2005
THOMSON FINANCIAL

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous names of reporting entity:

Form restructuring date: 10/08/2005

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hachoresh Yehud 56470, Tel: 03-5393586 Fax: 03-5393523
E-mail: Jacques@AFRICA ISRAEL.COM

dlw 9/30

21.8.05 - אירוע מהותי.doc

T093
Public

AFRICA ISRAEL INVESTMENTS LTD
Registry Number 520005067
Securities of the corporation are registered for trading on the Tel Aviv Stock Exchange

Transmission date: 28/08/2005
Ref: 2005-01-046735

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: JACQUES@AFRICA-ISRAEL.COM

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel Aviv Stock Exchange
www.tase.co.il

IMMEDIATE REPORT ON APPOINTMENT OF A DIRECTOR (WHO IS NOT A CORPORATION) OR AN INDIVIDUAL ACTING ON BEHALF OF A CORPORATION WHICH IS A DIRECTOR

Regulation 34 (B) of the Securities Regulations (Periodic and Immediate Reports), 5730-1970
Explanation: In accordance with Regulation 34 (D) of the Securities Regulations (Periodic and Immediate Reports), 5730-1970, concurrently with the submission of this form, it is necessary to submit a Senior Office Holders' Nominal Roll as per Form T097

1. First name and last name: *Grinshpon Nadav*
Type of identity number: *Identity card number*
Identity number: *028988715*
Citizenship / Country of incorporation or registration: *A private individual with Israeli citizenship*
Country of citizenship/ incorporation or registration: ________

2. Date of birth: *February 15, 1972*

3. Address for the service of process: 21 Hofayn Street, Tel Aviv

4. Offices to which he has been appointed:

Director	________

Explanation: Please fill in the following details if he has been appointed as a director on behalf of a corporation which is a director:

Name of the director corporation which appointed the individual: ________
Type of identity number: ________
Identity number: ________
Citizenship / Country of

incorporation or registration: ________
Country of citizenship/
incorporation or registration: ________

5. Previous office at the company, prior to the appointment:

None	____________

6. Date of commencement of office: *August 26, 2005*

7. Education:

Degree	Field	Name of Academic Institution
Graduate	Accounting and Business Administration	The College of Management

Other education and professional certificates:
CPA. Member of the Institute of Certified Public Accountants in Israel.

8. Main occupations in the last five years:

Position	**Place of Work**	**Length of time for which he held the position**
VP	Memorand Management (1998) Ltd.	From May 2002
VP	Mobiltel EAD	2001 – 2002
CPA	Zohar, Zohar and Co.	1997 - 2001

9. Has been appointed as the alternate director of ____________ and his term of office is ____________ .

Explanation: Please fill in the above details if he has been appointed as an alternate director.

10. The director serves as a director of another corporation.

Explanation: If the director serves as a director of another corporation, please specify the corporations at which he serves as a director.

Vash Telecanal Ltd., Memorand Technologies (2000) Ltd., Safelines Ltd., Sodiam International Ltd., Tenderprice Ltd., Fox Wiesel Ltd.

11. The director is an employee of the corporation, of a subsidiary or of a related company of the corporation or of an interested party therein.

Explanation: If he is an employee of the corporation, of a subsidiary or of a related company of the corporation or of an interested party therein, please give details of the positions which he holds, as stated.

VP at Memorand Management (1998) Ltd., an interested party in the company.

12. The director is not a relative of another interested party in the corporation.

Explanation: If the director is a relative of another interested party in the corporation, please give details.

13. The director holds shares and convertible securities of the corporation, of a subsidiary or of a related company of the corporation.

Explanation: If the director holds shares and convertible securities of the corporation, of a subsidiary or of a related company of the corporation, please give details.

The director holds securities of Dor Alon Energy Israel (1998) Ltd.

14. The director is not a member of a board or of committees of the Board of Directors.

Explanation: If the director is not a member of a board or of committees of the Board of Directors, please give details.

15. The director possesses financial and accounting skills (as construed in the Authority's Directive, pursuant to section 36A of the Securities Law, 5728 – 1968).

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous names of reporting entity:

Form restructuring date: 10/08/2005

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hachoresh Yehud 56470, Tel: 03-5393586 Fax: 03-5393523
E-mail: Jacques@AFRICA ISRAEL.COM

AFRICA ISRAEL INVESTMENTS LTD
Registry Number 520005067
Securities of the corporation are registered for trading on the Tel Aviv Stock Exchange

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: JACQUES@AFRICA-ISRAEL.COM

T097
Public

Transmission date: 28/08/2005
Ref: 2005-01-046723

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel Aviv Stock Exchange
www.tase.co.il

IMMEDIATE REPORT ON SENIOR OFFICE HOLDERS' NOMINAL ROLL

Regulation 34(D) of the Securities Regulations (Periodic and Immediate Reports), 5730 – 1970
Please note that the definition of a senior office holder per the Securities Regulations (Periodic and Immediate Reports), 5730 – 1970, also includes, inter alia, a director

The following is a nominal roll of senior office holders and alternate directors in the corporation as of July 11, 2005

Name	Type of identity number	Identity number	Office
Lev Leviev	Identity card number	14224497	Chairman of the Board of Directors
Shmuel Sussman	Identity card number	7481344	Director
Chaim Erez	Identity card number	09415142	Director
Itzhak Forem	Identity card number	30583496	Director
Rachel Bolton	Identity card number	50077197	External director
Avraham Asheri	Identity card number	954768	External director
Pinchas Cohen	Identity card number	050594365	CEO
Avraham Meron	Identity card number	07140973	Senior VP of Finance and Accounting Other
Avraham Nota	Identity card number	010941342	VP Business Development Other
Binyamin Cohen	Identity card number	72541634	Director of Shopping Malls Division Other
Yosef Levin	Identity card number	014359269	Director of Revenue Producing Properties Division Other
Yoram Keren	Identity card number	005558721	Director of Housing Division Other
Mordechai Leibovicz	Identity card number	56601396	Head of Department of Finance and Accounting Other
Jacques Zimmerman	Identity card number	011829090	Company Secretary Other

Name	Type of identity number	Identity number	Office
Uriel Azran	Identity card number	57898876	Chief Internal Auditor __________
Ronit Cohen-Nissan	Identity card number	24218257	Comptroller __________
Eitan Haber	Identity card number	008156838	Director __________
Avi Zeldman	Identity card number	0575919	Director __________
Shmuel Shkedi	Identity card number	01093913	Director __________
Nadav Grinshpon	Identity card number	028988715	Director __________

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous names of reporting entity:

Form restructuring date: 10/08/2005

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hachoresh, Yehud 56470, Tel: 03-5393586, Fax: 03-5393523
E-mail: jacques@africa-israel.com

Accompanying page

AFRICA ISRAEL INVESTMENTS LTD
Registry Number 520005067
Securities of the corporation are registered for trading on the Tel-Aviv Stock Exchange

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: JACQUES@AFRICA-ISRAEL.COM

T133
Public
Transmission date: 29/08/2005
Ref: 2005-01-047875

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel Aviv Stock Exchange
www.tase.co.il

IMMEDIATE REPORT ON TRANSACTION BETWEEN A COMPANY AND A CONTROLLING SHAREHOLDER THEREOF

Pursuant to Regulation 2 of the Securities Regulations (Transaction between A Company And A Controlling Shareholder Thereof), 5761 - 2001

Explanation: This form is also used for the submission of a corrective report or an amendment to a report.

1. An immediate report is hereby submitted of a transaction between a company and a controlling shareholder thereof: *asefa_isa.pdf*

Explanation: Should the agenda of the meeting contain other issues, besides the approval of the transaction with the controlling shareholder, all of the details as duly required should be included in the attached file.

2. The date of approval of the transaction by the Board of Directors: *August 26, 2005*

3. The reference number of the preliminary report __________ , the date of the submission thereof _______ ; the main changes made to this report, as compared with the last draft of the preliminary report.

____

Explanation: Please fill in the above if a preliminary report was submitted.

4. The reference number of the original transaction report __________ , the date on which the original transaction report was first submitted __________. The reference numbers of previous drafts that have been submitted __________ , __________ , __________ .

Explanation: If the matter concerns a corrective report, please fill in the above.

5. Type of transaction

Number		Type of transaction
1.	Indemnity, release and/or insurance	__________

5a. In the event that it is a transaction which concerns a private allotment, please give the following details:

1. Type of offer: ____________
2. The securities being allotted.

No.	Type of Security	Number of the security being allotted on the Stock Exchange (if registered):	Number being allotted:	The rate conferred by the securities being allotted in the voting rights:	The rate conferred by the securities being allotted in the capital:
1.	______	__________	______	________	________

Explanation: The rate shall be calculated according to the rights in the Company prior to the offer; in the event that convertible securities are being allotted, please note the rate that they would have constituted, had they been converted or exercised.

6. Financial statements have not been attached to this report pursuant to Regulation 6 (f); Name of the CPA is _________ .

   The reviewed report / opinion of the CPA on the financial statements that have been attached is identical to the originally signed copy that was submitted to the company.

   If financial statements have not been attached to this report, please give the reason - immaterial transaction ______________

7. Professional opinions have not been attached to this report:

Number	**Name of Entity Giving the Opinion**	**Date of Validity of the Opinion**
1.	________	________

Explanation: Please do not specify in this section an opinion or reviewed reports of the CPA.

8. The date of the convening of the meeting: September 22, 2005. If it concerns a corrective report, please state the original date of the convening of the meeting as determined in the original report ________ .

9. The date of record for the purpose of entitlement to participate in the meeting is: *September 15, 2005.*

10. Details of the Company's representative with regard to the handling of the transaction report, including the address of his office and his telephone and fax numbers:

Attorney Ofer Yankovich, Attorney Eran Shuster and Attorney Itai Nachtomi, Wexler, Bregman & Co Advocates., 9 Ahad Ha'am Street, Tel Aviv. Tel: 03 – 5119393, Fax: 03 – 5119394.

11. In the event of an exceptional private offer, please note:
The handling charge has not yet been paid.
A handling charge in the amount of NIS ________ was paid on (date) __________ by means of voucher no. ________ .

Reference numbers of precedent instruments on the subject (mention does not constitute a generalization by way of referral):

Previous names of reporting entity:

Form restructuring date: 10/08/2005

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hachoresh Yehud 56470, Tel: 03-5393586, Fax: 03-5393523
E-mail: Jacques@AFRICA-ISRAEL.COM

Date: August 29, 2005

Immediate Report on the Convening Of an Annual Meeting and A Special Meeting In Accordance With The Securities Regulations (Periodic and Immediate Reports), 5730-1970, And A Transaction Report In Accordance With The Securities Regulations (A Transaction Between A Company And A Controlling Shareholder Thereof) 5761 – 2001

In accordance with the Securities Regulations (Periodic and Immediate Reports), 5730 - 1970 and in accordance with the Securities Regulations (A Transaction Between A Company And A Controlling Shareholder Thereof) 5761 – 2001 (hereinafter: **the "Controlling Shareholder Regulations"**), Africa Israel Investments Ltd. (hereinafter: the "Company") hereby provides notice of the convening of an annual meeting and a special meeting on Thursday, September 22, 2005, at 10:00, at the Company's offices, at 4 Derech Hachoresh, Yehud.

1. **On the agenda:**

1.1 **Discussion of the Company's financial statements and the report of the Board of Directors on the state of affairs of the Company for the year ended December 31, 2004**

1.2 **Appointment of Directors**

Text of the proposed resolution:

To re-appoint the Messrs. Lev Leviev, Shmuel Sussman, Chaim Erez, Itzhak Forem, Eitan Haber, Avi Zeldman, Shmuel Shkedi and *Nadav Grinshpon* as the directors of the Company. Mr. Avraham Asheri and Ms. Rachel Bolton continue to serve in their office as external directors of the Company.

1.3 **Remuneration of Directors**

Text of the proposed resolution – to approve that the remuneration of the directors, for directors of the Company, with the exception of the Chairman of the Board of Directors, for the year 2005, shall be: annual remuneration in the amount of NIS 42,245 (or a relative part of this amount, in respect of a term in office for part of the year) and remuneration for participation in meetings (for directors or alternate directors) in the amount of NIS 1,625 per meeting or a relative part of this amount in respect of a meeting that was held by means of communication or without convening an actual meeting, as set forth in the Companies' Regulations (Rules Regarding Remuneration and Expenses for an External Director), 5760 – 2000 (hereinafter: **the "Regulations"**). The directors' remuneration shall be paid as specified in the Regulations.

1.4 **Appointment of Auditors and Report on Their Fees for 2004**

Text of the proposed resolution – to re-appoint Somekh Chaikin Accountants and Zohar, Zohar and Co., Accountants, as the Company's joint auditors.

1.5 **Approval of the Company's Participation in a Policy for Officers' Liability Insurance**

Text of the proposed resolution – to approve the Company's participation in insurance policies that shall be issued by Menorah

Insurance Company Ltd. (hereinafter: "Menorah Insurance"), to insure the liability of the officers of the Company, for a period commencing on August 1, 2005, and ending on July 31, 2006 (hereinafter: "**the Insurance Period**"), as follows:

1.5.1 An officers' liability insurance policy, obtained by the Company, for it and for its subsidiaries, with the exception of Africa Israel Hotels Ltd. (hereinafter: "**Africa Hotels**") and its subsidiaries, Africa Israel Properties Ltd. (hereinafter: "**Africa Properties**") and its subsidiaries, and Danya Cebus Ltd. (hereinafter: "**Danya Cebus**") and its subsidiaries (each of Africa Hotels, Danya Cebus, Africa Properties and the Company, jointly with the subsidiaries of each one of them, shall be referred to below as: the "**Group's Divisions**"), and the limit of liability under the policy in respect of a claim or cumulative claims in respect of the entire Insurance Period is US$ 10 million (however, with regard to claims filed in Israel, the policy covers defense costs beyond the limit of liability as stated above, up to an amount equal to 20% of the said limit of liability), in consideration of the payment of annual insurance premiums in the amount of approx. US$ 55,000 (hereinafter: the "**Basic Policy**").

1.5.2 Extra group insurance policy, to insure the liability of the officers of the Company, obtained by the Company, for it and for its subsidiaries, including Africa Hotels, Africa Properties, Danya Cebus and their subsidiaries, and the limit of liability under the policy in respect of a claim or cumulative claims in respect of the entire Insurance Period is US$ 40 million (however, with regard to claims filed in Israel, the policy covers defense costs beyond the limit of liability as stated above, up to an amount equal to 20% of the said limit of liability) (hereinafter: **the "Group Policy"**) in addition to the Basic Policy. The annual insurance premiums in respect of the Group Policy are in the amount of approx. US$ 140,000. The Company's part (including the Company's subsidiaries, but with the exception of Africa Hotels, Africa Properties, Danya Cebus and their subsidiaries) in the annual insurance premiums in respect of the Group Policy amounts to approx. US$ 62,000.

Notwithstanding the foregoing, should any of the other Group's Divisions not enter into the Group Policy, then the Company's part in the insurance premiums as stated in this section 1.5.2 shall increase up to a rate equal to the proportion which is formed by the insurance premiums in respect of the Basic Policy as stated in section 1.5.1 above, out of the aggregate amount of the insurance premiums that shall be paid by all of the Group's Divisions (with the exception of any member of the Group's Divisions which did not participate in the insurance, as stated) in respect of all the Basic Policies (hereinafter: the "**Insurance Resolution**").

2. **Below are details in accordance with the Controlling Shareholder Regulations regarding the Insurance Resolution:**

2.1 **Concise overview of the transaction and its main terms**

2.1.1 The scope of the limits of liability in respect of the Basic Policy and the Group Policy and the insurance premiums in respect thereof are as set forth in section 1.5 above.

2.1.2 The amount of the deductible under the insurance policies is US$ 25,000 in respect of each claim (with the exception of claims in the USA and Canada - in respect of which the amount of the deductible in respect of each claim is US$ 50,000 and/or US$ 100,000 in respect of claims concerning an employer – employee relationship and/or US$ 250,000 in respect of claims concerning a breach of the securities laws).

2.1.3 The Basic Policy and the Group Policy were drawn up and issued by Menorah Insurance, through Davidoff Insurance Agency Ltd. (hereinafter: "**Davidoff**"). It shall be noted that Mr. Pinchas Cohen, who serves as the Chairman of the Board of Directors of Africa Hotels, the Chairman of the Board of Directors of Danya Cebus, the Chairman and CEO of Africa Properties and the CEO of the Company, is an interested party in Davidoff by virtue of his office as a director of Davidoff. Mr. Pinchas Cohen is also a shareholder of Davidoff.

2.2 **Name of the Controlling Shareholder as this term is construed in section 268 of the Companies Law, who has a personal interest in the transaction and the nature of his interest**
Mr. Lev Leviev, who holds, through Memorand Ltd., Memorand Management (1998) Ltd. and Alkason (A.K.S) Investments Ltd., companies wholly owned and controlled by him, approx. 64.12% of the capital and the voting rights in the Company, may be deemed to have a personal interest in the Insurance Resolution, due to his office as Chairman of the Board of Directors of the Company, and due to the office of his daughter, Ms. Zvia Leviev Elazarov, as a director of Africa Hotels and of Africa Properties, which are subsidiaries of the Company and/or of any of the subsidiaries of the Company and/or Africa Hotels and/or Africa Properties.

2.3 **Name of any director who has a personal interest in the transaction and the nature of this interest**
All of the directors of the Company may be deemed to have a personal interest in the Insurance Resolution, by virtue of the fact that they are officers of the Company.

3. The Majority Required for Approval of the Resolutions

3.1 The majority required for approval of the resolutions set forth in sections 1.2, 1.3 and 1.4 above, as appear on the agenda, is a simple majority of all the votes of the shareholders present at the meeting, who are entitled to vote at and who voted at the meeting, without taking into account the votes of the abstainers.

3.2 The majority required for approval of the Insurance Resolution as stated in section 1.5 above is a simple majority of all the votes of the shareholders present at the general meeting, who are entitled to vote at and who voted at the meeting, without taking into account the votes of the abstainers, provided that one of the following conditions is satisfied:

3.2.1 At least one-third of the total of the votes of the shareholders who do not have a personal interest in the approval of the resolution and who are participating in the meeting shall be included in the count of the votes of the majority at the meeting. The votes of the abstainers shall not be taken into account in the count of the total of the votes of the said shareholders.

3.2.2 The total of the votes against the resolution from among the shareholders as stated in sub-section 3.2.1 above shall not exceed a rate of one percent (1%) of the total of the voting rights at the Company.

4. Venue and Time of the General Meeting

The general meeting shall be held on September 22, 2005, at 10:00, at the Company's registered offices, at 4 Derech Hachoresh, Yehud. If no quorum is present at the expiration of half an hour from the time scheduled for the commencement of the meeting, the meeting shall be adjourned to September 29, 2005, and shall be held in the same place and at the same time.

5. Date for Determining Entitlement

The date for determining the entitlement of the shareholders to vote at the general meeting, as stated in section 182 of the Companies Law, 5759 – 1999, is September 15, 2005. In accordance with the Companies Regulations (Proof Of Ownership Of A Share For The Purpose Of Voting At A General Meeting), 5760 – 2000, a shareholder in whose favor a share is registered with a member of the Stock Exchange, when the said share is included among the shares registered in the Register in the name of the Registration Company, who wishes to vote at the annual meeting and at the special meeting, shall submit to the Company approval from the member of the Stock Exchange with regard to his ownership of the share on the date of record, as required pursuant to the said Regulations. Shareholders of the Company may participate in and vote at a meeting in person or by sending a proxy to vote.

The instrument appointing the proxy to vote (hereinafter: the "Instrument of Proxy") shall be drawn up in writing and shall be signed by the appointor, and if the appointor is a corporation, shall be signed in such manner as binding upon the corporation. The Instrument of Proxy shall be lodged with the Company at least 48 hours prior to the commencement of the meeting or the adjourned meeting, as the case may be.

6. **Inspection of Documents**

This immediate report, the draft of the Basic Policy, the draft of the Group Policy, the financial statements of the Company and the report of the Board of Directors for the year ended December 31, 2004, are available for inspection, at the offices of the Company, at 4 Derech Hachoresh, Yehud, during normal business hours, until the time of the meeting.

AFRICA ISRAEL INVESTMENTS LTD.

Date: August 29, 2005

Immediate Report on the Convening Of an Annual Meeting and A Special Meeting In Accordance With The Securities Regulations (Periodic and Immediate Reports), 5730-1970, And A Transaction Report In Accordance With The Securities Regulations (A Transaction Between A Company And A Controlling Shareholder Thereof) 5761 – 2001

In accordance with the Securities Regulations (Periodic and Immediate Reports), 5730 - 1970 and in accordance with the Securities Regulations (A Transaction Between A Company And A Controlling Shareholder Thereof) 5761 – 2001 (hereinafter: **the "Controlling Shareholder Regulations"**), Africa Israel Investments Ltd. (hereinafter: **the "Company"**) hereby provides notice of the convening of an annual meeting and a special meeting on Thursday, September 22, 2005, at 10:00, at the Company's offices, at 4 Derech Hachoresh, Yehud.

1. **On the agenda of the meeting:**

1.1 **Discussion of the Company's financial statements and the report of the Board of Directors on the state of affairs of the Company for the year ended December 31, 2004**

1.2 **Appointment of Directors**

Text of the proposed resolution - To re-appoint the Messrs. Lev Leviev, Shmuel Sussman, Chaim Erez, Itzhak Forem, Eitan Haber, Avi Zeldman, Shmuel Shkedi and *Nadav Grinshpon* as the directors of the Company. Mr. Avraham Asheri and Ms. Rachel Bolton continue to serve in their office as external directors of the Company.

1.3 **Remuneration of Directors**

Text of the proposed resolution – to approve that the remuneration of the directors, for directors of the Company, with the exception of the Chairman of the Board of Directors, for the year 2005, shall be: annual remuneration in the amount of NIS 42,245 (or a relative part of this amount, in respect of a term in office for part of the year) and remuneration for participation in meetings (for directors or alternate directors) in the amount of NIS 1,625 per meeting or a relative part of this amount in respect of a meeting that was held by means of communication or without convening an actual meeting, as set forth in the Companies' Regulations (Rules Regarding Remuneration and Expenses for an External Director), 5760 – 2000 (hereinafter: the "Regulations"). The directors' remuneration shall be paid as specified in the Regulations.

1.4 **Appointment of Auditors and Report on Their Fees for 2004**

Text of the proposed resolution – to re-appoint Somekh Chaikin Accountants and Zohar, Zohar and Co., Accountants, as the Company's joint auditors.

1.5 **Approval of the Company's Participation in a Policy for Officers' Liability Insurance**

Text of the proposed resolution –

to approve the Company's entering into insurance policies that shall be issued by Menorah Insurance Ltd. (hereinafter: "Menorah Insurance"), to insure the liability of the officers of the Company, for a period commencing on August 1, 2005, and ending on July 31, 2006 (hereinafter: the "Insurance Period"), as follows:

1.5.1 An officers' liability insurance policy, obtained by the Company, for it and for its subsidiaries, with the exception of Africa Israel Hotels Ltd.[1] (hereinafter: "**Africa Hotels**") and its subsidiaries, Africa Israel Properties Ltd.[2] (hereinafter: "**Africa Properties**") and its subsidiaries, and Danya Cebus Ltd.[3] (hereinafter: "**Danya Cebus**") and its subsidiaries (each of Africa Hotels, Danya Cebus, Africa Properties and the Company, jointly with the subsidiaries of each one of them, shall be referred to below as: the "**Group's Divisions**"), and the limit of liability under the policy in respect of a claim or cumulative claims in respect of the entire Insurance Period is US$ 10 million (however, with regard to claims filed in Israel, the policy covers defense costs beyond the limit of liability as stated above, up to an amount equal to 20% of the said limit of liability), in consideration of the payment of annual insurance premiums in the amount of approx. US$ 55,000 (hereinafter: the "**Basic Policy**").

1.5.2 Extra group insurance policy, to insure the liability of the officers of the Company, obtained by the Company, for it and for its subsidiaries, including Africa Hotels, Africa Properties, Danya Cebus and their subsidiaries, and the limit of liability under the policy in respect of a claim or cumulative claims in respect of the entire Insurance Period is US$ 40 million (however, with regard to claims filed in Israel, the policy covers defense costs beyond the limit of liability as stated above, up to an amount equal to 20% of the said limit of liability) (hereinafter: the "**Group Policy**") in addition to the Basic Policy. The annual insurance premiums in respect of the Group Policy are in the amount of approx. US$ 140,000. The

---

1 A subsidiary of the Company, which is a public company.
2 A subsidiary of the Company, which is a public company.
3 A subsidiary of the Company, which is a public company.

Company's part (including the Company's subsidiaries, but with the exception of Africa Hotels, Africa Properties, Danya Cebus and their subsidiaries) in the annual insurance premiums in respect of the Group Policy amounts to approx. US$ 62,000.

Notwithstanding the foregoing, should any of the other Group's Divisions not enter into the Group Policy, then the Company's part in the insurance premiums as stated in this section 1.5.2 shall increase up to a rate equal to the proportion which is formed by the insurance premiums in respect of the Basic Policy as stated in section 1.5.1 above, out of the aggregate amount of the insurance premiums that shall be paid by all of the Group's Divisions (with the exception of any member of the Group's Divisions which did not participate in the insurance, as stated) in respect of all the Basic Policies.

The Company's entering into officers' liability insurance policies as stated in section 1.5 above (hereinafter: the "Insurance Resolution") was approved by the Company's Board of Directors at its meeting held on August 26, 2005, and after the approval of the Company's Audit Committee was obtained for this purpose at its meeting held on August 26, 2005.

2. **Below are details in accordance with the Controlling Shareholder Regulations regarding the Insurance Resolution:**

2.1 **Description of the Main Elements of the Transaction**

2.1.1 The Basic Policy is being arranged by the Company, for it and for its subsidiaries, with the exception of Africa Hotels, Africa Properties, Danya Cebus and their subsidiaries. The insurer's limit of liability under the Basic Policy is US$ 10 million in respect of a claim or cumulative claims in respect of the Insurance Period (however, with regard to claims filed in Israel, the Basic Policy covers defense costs beyond the limit of liability as stated above, up to an amount equal to 20% of the said limit of liability). The annual insurance premiums in respect of the Basic Policy are in the amount of approx. US$ 55,000.

2.1.2 The Group Policy is being arranged by the Company, for it and for its subsidiaries, including Africa Hotels, Africa Properties, Danya Cebus and their subsidiaries. The insurer's limit of liability under the Group Policy is US$ 40 million in respect of a claim or cumulative claims in respect of the Insurance Period (however, with regard to claims filed in Israel, the Group Policy covers defense costs beyond the limit of liability as stated above, up to an amount equal to 20% of the said limit of liability), beyond the limit of liability pursuant to the Basic Policy. The annual insurance premiums in respect of the Group

Policy are in the amount of approx. US$ 140,000. The Company's part in the annual insurance premiums in respect of the Group Policy amounts to approx. US$ 62,000. Africa Hotels, Africa Properties, Danya Cebus shall bear the balance of the insurance premiums. The Group Policy is an insurance policy of an "umbrella" type, in other words, the insurer's limit of liability under the Group Policy is in respect of a claim or cumulative claims in respect of the Insurance Period for all of the Group's Divisions jointly, without determining a separate limit of liability for any of the Group's Divisions.

Notwithstanding the foregoing, should any of the other Group's Divisions not enter into the Group Policy, then the Company's part in the insurance premiums as stated in this section 2.1.2 shall increase up to a rate equal to the proportion which is formed by the insurance premiums in respect of the Basic Policy as stated in section 2.1.1 above, out of the aggregate amount of the insurance premiums that shall be paid by all of the Group's Divisions (with the exception of any member of the Group's Divisions which did not participate in the insurance, as stated) in respect of all the Basic Policies.

2.1.3 The amount of the deductible under the insurance policies is US$ 25,000 in respect of each claim (with the exception of claims in the USA and Canada - in respect of which the amount of the deductible in respect of each claim is US$ 50,000 and/or US$ 100,000 in respect of claims concerning an employer – employee relationship and/or US$ 250,000 in respect of claims concerning a breach of the securities laws).

2.1.4 The Basic Policy and the Group Policy were drawn up and issued by Menorah Insurance, through Davidoff Insurance Agency Ltd. (hereinafter: "**Davidoff**"). It shall be noted that Mr. Pinchas Cohen, who serves as the Chairman of the Board of Directors of Africa Hotels, the Chairman of the Board of Directors of Danya Cebus, the Chairman and CEO of Africa Properties and the CEO of the Company, is an interested party in Davidoff by virtue of his office as a director of Davidoff. Mr. Pinchas Cohen is also a shareholder of Davidoff.

2.2 **Name of the Controlling Shareholder as this term is construed in section 268 of the Companies Law, who has a personal interest in the Company's Entering Into the Insurance**

The names of the controlling shareholders, as this term is construed in section 268 of the Companies Law, 5759 – 1999 (hereinafter: **the "Companies Law"**), who may be deemed to have a personal interest in the Insurance Resolution, are Mr. Lev Leviev and the corporations in his control, Memorand Ltd., Memorand Management (1998) Ltd. and Alkason (A.K.S) Investments Ltd. Mr. Leviev holds (indirectly)

approx. 64.12% of the issued share capital and the voting rights in the Company, as follows:

2.2.1 Approx. 41.25% of the issued share capital and the voting rights in the Company are held through N.G.I Nominees Ltd., in trust for Memorand Ltd., a company wholly owned and controlled by Mr. Leviev (in order to complete the picture, it shall be noted that Mr. Leviev's holdings in this company are held for him in trust by two trust companies, N.G.I Nominees Ltd. and S.I.L. Nominees Ltd.);

2.2.2 Approx. 8.55% of the issued share capital and the voting rights in the Company are held through Memorand Management (1998) Ltd., a company wholly owned and controlled by Memorand Ltd.

2.2.3 Approx. 14.32% of the issued share capital and the voting rights in the Company are held through Alkason (A.K.S) Investments Ltd., a company wholly owned and controlled by Memorand Ltd.

2.3 **<u>Nature of the Personal Interest</u>**

The controlling shareholders listed in section 2.2. above may be deemed to have a personal interest in the passing of the resolution, due to the office of Mr. Lev Leviev as Chairman of the Board of Directors of the Company, and due to the office of his daughter, Ms. Zvia Leviev Elazarov, as a director of Africa Hotels and of Africa Properties, which are subsidiaries of the Company and/or of any of the subsidiaries of the Company and/or Africa Hotels and/or Africa Properties.

2.4 **<u>Manner of Determining the Consideration</u>**

2.4.1 The terms of the Basic Policy and the Group Policy were determined in negotiations between the Company and the insurer.

2.4.2 The consideration entailed in the Company's entering into the Basic Policy and the Group Policy is the insurance premiums which shall be paid by the Company in respect of the Basic Policy and the Company's part in the insurance premiums in respect of the Group Policy, as stated in section 2.1 above.

2.4.3 The annual insurance premiums in respect of the Basic Policy and the Group Policy were determined by the insurer in accordance with its evaluation of the potential risks at the companies included in the Basic Policy and in the Group Policy.

2.4.4 The annual insurance premiums in respect of the Basic Policy shall be paid by the Company, for it and for its subsidiaries which are not public companies and/or controlled by public companies that are included in the Group Policy.

2.4.5 The annual insurance premiums in respect of the Group Policy shall be paid by the Company, for it and for its subsidiaries which are not public companies and/or controlled by public companies that are included in the Group Policy, and by Africa Hotels, Africa Properties and Danya Cebus, for them and for their subsidiaries.

2.4.6 The division of the annual insurance premiums in respect of the Group Policy between the Company and Africa Hotels, Africa Properties and Danya Cebus was determined as a derivative of the insurance premiums in respect of the Basic Policy, as set forth below: each one of the Group's Divisions shall bear that part of the annual insurance premiums in respect of the Group Policy which is equal to the proportion which is formed by the insurance premiums in respect of the Basic Policy as stated in section 2.1.1 above, out of the aggregate amount of the insurance premiums that shall be paid by all of the Group's Divisions in respect of all of the Basic Policies.

In accordance with the above, the Company's part in the insurance premiums in respect of the Group Policy was determined to be approx. US$ 62,000. Notwithstanding the foregoing, should any of the other Group's Divisions not enter into the Group Policy, then the Company's part in the insurance premiums as stated in this section 2.1.2 shall increase up to a rate equal to the proportion which is formed by the insurance premiums in respect of the Basic Policy as stated in section 2.1.1 above, out of the aggregate amount of the insurance premiums that shall be paid by all of the Group's Divisions (with the exception of any member of the Group's Divisions which did not participate in the insurance, as stated) in respect of all the Basic Policies.

2.5 Details of Transactions of the Type of the Transaction or Transactions Similar Thereto Between the Company and the Controlling Shareholder in the Last Two Years

2.5.1 During the years 2003 – 2004, the Company entered into a joint officers' liability insurance policy, which covers the Company and all of its subsidiaries. The limit of liability under the policy in respect of a claim or cumulative claims in respect of the entire Insurance Period was US$ 30 million; the annual insurance premiums were approx. US$ 200,000 and the Company's part in the insurance premiums was approx. US$

110,000. The Group Policy for the period stated in this section was issued by Menorah Insurance Co. Ltd. In the period stated in this section, no claims were made under the Group Policy.

2.5.2 During the years 2004 – 2005, the Company entered into a joint officers' liability insurance policy, which covers the Company and all of its subsidiaries. The limit of liability under the policy in respect of a claim or cumulative claims in respect of the entire Insurance Period was US$ 30 million; the annual insurance premiums were approx. US$ 157,223 and the Company's part in the insurance premiums was approx. US$ 88,063. The Group Policy for the period stated in this section was issued by Menorah Insurance Co. Ltd. In the period stated in this section, no claims were made under the Group Policy.

2.6 **<u>Concise Description of the Reasons of the Audit Committee and the Board of Directors With Regard to the Approval of the Company's Entering into the Insurance</u>**

2.6.1 In view of the fact that all of the directors of the Company may be deemed to have a personal interest in the approval of the Company's entering into officers' liability insurance policies, and in accordance with section 278(b) of the Companies Law, the directors were entitled to be present at the discussions of the Audit Committee and the Board of Directors and to participate in the voting thereat.

2.6.2 With regard to the Company's entering into insurance policies in the format of the Basic Policy and the Group Policy, it was noted, that this format was intended to give the Company a separate degree of insurance under the Basic Policy and, in addition, an extra degree of insurance of the "umbrella" type, under the Group Policy, which enables the expansion of the limits of the liability coverage, while reducing the costs of the insurance premiums. It was also noted that the terms of the Basic Policy and the Group Policy that were offered by the insurer were better than those that were included in the other offers received by the Company, and the terms of the Group Policy are preferable to the terms of the previous Group Policy.

2.6.3 With regard to the division of the insurance premiums in respect of the Group Policy between the Company and Africa Hotels, Africa Properties and Danya Cebus, it was noted that the determination of the division, as stated above, is reasonable, given the circumstances of the matter.

2.6.4 In the resolution of the Board of Directors, it was also noted that the Company's entering into the insurance policies as stated above is subject to approval by the general meeting of the shareholders of the Company, as set forth below.

2.7 **<u>Names of the Directors Who Participated in the Discussions of the Audit Committee and the Board of Directors</u>**

2.7.1 The following persons participated in the discussion of the Audit Committee for the approval of the Insurance Resolution: Avraham Asheri (external director), Rachel Bolton (external director) and Chaim Erez.

2.7.2 The following persons participated in the discussion of the Board of Directors for the approval of the Insurance Resolution: Lev Leviev, Avraham Asheri (external director), Rachel Bolton (external director), Shmuel Sussman, Avi Zeldman, Itzhak Forem, Chaim Erez and Shmuel Shkedi.

2.8 **<u>Names of the directors who have, to the best of the Company's knowledge, a personal interest in the Company's entering into the insurance and the nature of this interest</u>**

All of the directors of the Company may be deemed to have a personal interest in the Insurance Resolution, by virtue of the fact that they are officers of the Company.

3. **<u>Approvals Required or Conditions Determined for the Implementation of the Transaction</u>**

The Insurance Resolution was approved by the Audit Committee at its meeting held on August 26, 2005, and by the Board of Directors of the Company at its meeting held on August 26, 2005. The resolution requires the approval of the General Meeting of the Company in accordance with the provisions of section 275 of the Companies Law, 5759 – 1999, which is expected to be obtained on September 22, 2005.

4. **<u>Authority of the Securities Authority</u>**

In accordance with the Controlling Shareholder Regulations, within twenty one days from the date of the submission of the report, the Securities Authority or the employee authorized by the Securities Authority for this purpose (hereinafter: **the "Authority"**) may instruct the Company to provide, within such period of time as it shall determine, an explanation, details, notices and documents in connection with the transaction which is the subject of the report, and also it may instruct the Company to amend the report. Should an instruction be given for the report to be amended as stated, the Authority may instruct the deferral of the date of the meeting, as stated in the Regulations. The Company shall submit an amendment pursuant to such instruction in the manner set forth in the Regulations, all unless the Authority shall instruct otherwise. Should an instruction be given with regard to the deferral of the date of the convening of the general meeting, the Company shall provide notice in an immediate report of the said instruction.

5. **The Majority Required for Approval of the Resolutions**

5.1 The majority required for approval of the resolutions set forth in sections 1.2, 1.3 and 1.4 above, as appear on the agenda, is a simple majority of all the votes of the shareholders present at the meeting, who are entitled to vote at and who voted at the meeting, without taking into account the votes of the abstainers.

5.2 The majority required for approval of the resolution with regard to the Company's entering into officers' liability insurance policies as stated in section 1.5 above is a simple majority of all the votes of the shareholders present at the general meeting, who are entitled to vote at and who voted at the meeting, without taking into account the votes of the abstainers, provided that one of the following conditions is satisfied:

5.2.1 At least one-third of the total of the votes of the shareholders who do not have a personal interest in the approval of the resolution and who are participating in the voting shall be included in the count of the votes of the majority at the meeting. The votes of the abstainers shall not be taken into account in the count of the total of the votes of the said shareholders.

5.2.2 The total of the votes against the resolution from among the shareholders as stated in sub-section 5.2.1 above shall not exceed a rate of one percent (1%) of the total of the voting rights at the Company.

6. **Venue and Time of the General Meeting**

The general meeting shall be held on September 22, 2005, at 10:00, at the Company's registered offices, at 4 Derech Hachoresh, Yehud. If no quorum is present at the expiration of half an hour from the time scheduled for the commencement of the meeting, the meeting shall be adjourned to September 29, 2005, and shall be held in the same place and at the same time.

7. **Date for Determining Entitlement**

The date for determining the entitlement of the shareholders to vote at the general meeting, as stated in section 182 of the Companies Law, 5759 – 1999, is September 15, 2005.

In accordance with the Companies Regulations (Proof Of Ownership Of A Share For The Purpose Of Voting At A General Meeting), 5760 – 2000, a shareholder in whose favor a share is registered with a member of the Stock Exchange, when the said share is included among the shares registered in the Register in the name of the Registration Company, who wishes to vote at the general meeting, shall submit to the Company approval from the member of the Stock Exchange with regard to his ownership of the share on the date of

record, as required pursuant to the said Regulations. Shareholders of the Company may participate in and vote at the meeting in person or by sending a proxy to vote.

The instrument appointing the proxy to vote (hereinafter: the "Instrument of Proxy") shall be drawn up in writing and shall be signed by the appointor, and if the appointor is a corporation, shall be signed in such manner as binding upon the corporation. The Instrument of Proxy shall be lodged with the Company at least 48 hours prior to the commencement of the meeting or the adjourned meeting, as the case may be.

8. **Details of the Representatives of the Company For the Purpose of The Handling of this Report**

Attorney Ofer Yankovich, Attorney Eran Shuster and Attorney Itai Nachtomi, Wexler, Bergman & Co., 9 Ahad Ha'am Street, Tel Aviv. Tel: 03 – 5119393, Fax: 03 – 5119394.

9. **Inspection of Documents**

This immediate report, the draft of the Basic Policy, the draft of the Group Policy, the financial statements of the Company and the report of the Board of Directors for the year ended December 31, 2004, are available for inspection, at the offices of the Company, at 4 Derech Hachoresh, Yehud, during normal business hours, until the time of the meeting.

Sincerely yours,

Jacques Zimmerman, Attorney at Law.
Company Secretary.
Africa Israel Investments Group Ltd.